April 3, 2018

VIA EDGAR

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jeff Gabor

RE:	XOMA Corporation
Registration Statement on Form S-3
File No. 333-223493

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 to become effective at 4:00 p.m. Eastern Time on April 5, 2018, or as soon thereafter as is practicable.

Sincerely,

XOMA Corporation

By:	/s/ Thomas Burns
Thomas Burns
Senior Vice President, Finance and Chief Financial Officer

cc:	Michael E. Tenta
Cooley LLP